UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Addition of a Direct Subsidiary – Woori Investment Securities Co., Ltd.

On August 1, 2024, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the addition of Woori Investment Securities Co., Ltd. (formerly Korea Foss Securities Co., Ltd.) as a direct subsidiary pursuant to the board resolution previously disclosed through a Report of Foreign Private Issuer on Form 6-K furnished on May 3, 2024, following its merger with Woori Financial Group’s wholly-owned subsidiary Woori Investment Bank Co., Ltd. on August 1, 2024.

Key Details

1.	Company name: Woori Investment Securities Co., Ltd.

(On July 19, 2024, the shareholders of Korea Foss Securities Co., Ltd. resolved to change the company name from Korea Foss Securities Co., Ltd. to Woori Investment Securities Co., Ltd., which change will become effective on August 1, 2024.)

2.	Primary areas of business: Trading, brokerage and short-term financing, among others

3.	Key financial figures (based on the financial statements of Korea Foss Securities Co., Ltd. as of December 31, 2023):

1)	Total assets (in millions of KRW): 232,976

2)	Total liabilities (in millions of KRW): 184,494

3)	Total stockholders’ equity (in millions of KRW): 48,482

4)	Capital stock (in millions of KRW): 69,828

4.	Share ownership ratio upon addition as a direct subsidiary: 97.1%

5.	Proportion of the share payment compared to Woori Financial Group’s total assets (as of December 31, 2023 and on a non-consolidated basis) upon addition as a direct subsidiary: 4.7%

6.	Date of addition: August 1, 2024

7.	Total number of direct subsidiaries of Woori Financial Group after the addition of Woori Investment Securities Co., Ltd. as a direct subsidiary: 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 1, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President